UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coty Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

222070203
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Fund VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12.	TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Class A Common Stock outstanding as of February 3, 2015 as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

CUSIP No. 222070203	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Fund VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12.	TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Class A Common Stock outstanding as of February 3, 2015 as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

CUSIP No. 222070203	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Investors IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12.	TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Class A Common Stock outstanding as of February 3, 2015 as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

CUSIP No. 222070203	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12.	TYPE OF REPORTING PERSON PN

*
Percentage calculations are based on the number of shares of Class A Common Stock outstanding as of February 3, 2015 as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

CUSIP No. 222070203	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12.	TYPE OF REPORTING PERSON IA

*
Percentage calculations are based on the number of shares of Class A Common Stock outstanding as of February 3, 2015 as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

CUSIP No. 222070203	13G	Page 7 of 12 Pages

Item 1(a). Name of Issuer:

The Issuer’s name is Coty Inc. (the “Company” or the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 350 Fifth Avenue, New York, NY 10118.

Item 2(a). Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors IV LLC (“Investors IV”), Berkshire Investors III LLC (“Investors III”), and Berkshire Partners LLC, the registered investment adviser to Fund VII, Fund VII-A, Investors IV and Investors III (“BP”).

Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the sole general partner of Fund VII and Fund VII-A. BP and 7BA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(g)(3) of the Act.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The following address is the principal business offices of each of the Reporting Persons and 7BA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c). Citizenship:

Each of Fund VII, Fund VII-A and Investors IV is organized under the laws of the State of Delaware. Each of Investors III and BP is organized under the laws of the State of Massachusetts.

Item 2(d).  Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”).

Item 2(e). CUSIP Number:

The CUSIP Number to which this Statement relates is 222070203.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 222070203	13G	Page 8 of 12 Pages

Item 4.  Ownership.

(a) The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. As the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own shares of Class A Common Stock beneficially owned by Fund VII and Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Class A Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by Fund VII and Fund VII-A.

(b) The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2014, the Reporting Persons beneficially owned zero shares of Class A Common Stock, representing 0% of the shares of the Class A Common Stock (determined in accordance with the requirements of Rule 13d-3 under the Act, as amended). The filing of this Statement is not an admission that the Reporting Persons are members of a group or beneficial owners of any shares other than those beneficially owned by such Reporting Person.

(c) The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference. Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by such Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

(c)   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 222070203	13G	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its general partner

By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its general partner

By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC
By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC
By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE PARTNERS LLC
By:	BPSP L.P,, its managing member
By:	Berkshire Partners Holdings LLC, its managing member
By:
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 222070203	13G	Page 10 of 12 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

CUSIP No. 222070203	13G	Page 11 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

           This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of class A common stock, $0.01 par value per share, of Coty Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: February 17, 2015

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its general partner

By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its general partner

By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IV LLC
By:
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC
By:
Name: Sharlyn C. Heslam
Title: Managing Director

CUSIP No. 222070203	13G	Page 12 of 12 Pages

BERKSHIRE PARTNERS LLC
By:	BPSP L.P,, its managing member
By:	Berkshire Partners Holdings LLC, its managing member
By:
Name: Sharlyn C. Heslam
Title: Managing Director